As filed with the Securities and Exchange Commission on December 31, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

SAGENT TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	7389	94-3225290
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

800 W. El Camino Real, Suite 300
Mountain View, CA 94040
(650) 815-3100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andre Boisvert
Chairman and Chief Executive Officer
Sagent Technology, Inc.
800 W. El Camino Real, Suite 300
Mountain View, CA 94040
(650) 815-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Arthur Schneiderman, Esq.
Kathleen B. Bloch, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)

Common Stock, $0.001 par value	8,400,000	$0.21	$1,764,000.00	$162.29

(1)
This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock.

(2)	Estimated solely for purposes of calculating the registration fee based on the average of the high and low prices of the Registrant’s common stock on the Nasdaq SmallCap Market on December 24, 2002.
(3)	Computed pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant’s common stock on the Nasdaq SmallCap Market on December 24, 2002.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement will thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to such section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act, this Registration Statement shall, upon effectiveness, also act as a post-effective amendment to Registration Statement No. 333-69050 filed with Securities and Exchange Commission on May 7, 2002 and Registration Statements Nos. 333-59102 and 333-59104, each of which was originally filed with Securities and Exchange Commission on April 17, 2001.

The information in this prospectus is not complete and may be changed. The selling stockholders in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 31, 2002

PROSPECTUS

18,917,090 Shares

SAGENT TECHNOLOGY, INC.

Common Stock

This prospectus relates to the public offering of 18,917,090 shares of common stock which may be sold from time to time by the selling stockholders named in this prospectus.

The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 12. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares although we have paid the expenses of preparing this prospectus and the related registration expenses.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “SGNT.” The last reported sales price of our common stock on the Nasdaq SmallCap Market on January    , 2003 was $    per share.

Before purchasing any of the shares covered by this prospectus, you should carefully read and consider the risk factors and uncertainties discussed in the section entitled “ Risk Factors” beginning on page 2. You should be prepared to accept any and all of the risks associated with purchasing the shares, including a loss of your investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January    , 2003

The terms “Company,” “Sagent,” “Registrant,” “we,” “us,” and “our” in this prospectus refer to Sagent Technology, Inc. and its subsidiaries.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

i

SUMMARY

This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of, and consider carefully, the more specific details contained in or incorporated by reference into this prospectus.

Sagent Technology, Inc.

We provide business intelligence solutions that enable enterprises to win, retain, and grow new customers and improve operational effectiveness. We develop, market, and support products and services that help businesses collect, analyze, understand, and act on customer and operational information both in batch and in real-time. Our products and services provide a way for an organization’s employees, customers, and partners to use the Internet to examine the internal data they already have and to supplement that data with external, value-added information such as demographic, geographic, or other content and data feeds. We refer to our products as business intelligence solutions because they enable organizations to rapidly make more informed, intelligent decisions and to spread that ability across the enterprise.

We were incorporated in California in April 1995 under the name Savant Software, Inc. In June 1995, we changed our name to Sagent Technology, Inc., and in September 1998, we reincorporated in Delaware. Our principal executive office is located at 800 West El Camino Real, Suite 300, Mountain View, California, and our telephone number at that office is (650) 815-3100.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about risks, together with the other information contained in this prospectus and in the documents referred to below in “Where You Can Find More Information”, before you decide whether to buy our common stock. Additional risks and uncertainties not known to us or that we now believe to be unimportant could also impair our business. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all of your investment.

Our workforce reduction and financial performance may adversely affect the morale and performance of our personnel and our ability to hire new employees.

In connection with our effort to streamline operations, increase revenues, reduce costs and bring our staffing structure in line with our current and anticipated requirements, we have and may continue to reduce our workforce. There may be costs associated with the workforce reduction, and our realignment plan may yield unanticipated consequences, such as attrition beyond our planned reduction in staff. In addition, our common stock has recently declined in value below the exercise price of many options granted to employees pursuant to our stock option plan. Thus, the intended benefits of the stock option granted to our employees, the creation of performance and retention incentives, may not be realized.

In addition, workforce reductions and management changes create anxiety and uncertainty and may adversely affect employee morale. As a result, we may lose employees whom we would prefer to retain. Due to above factors, our remaining personnel may seek employment with larger, more established companies they perceive as having less volatile stock prices.

We may need to raise additional capital in the future to fund our operations.

Since our inception, we have funded our operations primarily through sales of equity securities, and not from cash generated by our business. During 2001, we completed two separate private offerings of our common stock. In February 2001, we sold 5.8 million shares of our common stock to a group of private investors, raising approximately $16.1 million in net proceeds. In August 2001, we completed the sale of 9.1 million shares of our common stock to a group of private investors, netting approximately $16.0 million in proceeds.

In October 2002, we entered into an agreement with CDC Software Corporation, a wholly owned subsidiary of chinadotcom corporation (NASDAQ: CHINA), pursuant to which CDC Software will make secured loans of up to $7 million in the aggregate. The loans will bear interest at the rate of 12% per annum, payable quarterly in arrears. The principal amount of each loan will be payable in full two years after the date such loan is made. The loans will be secured by all of our assets, both tangible and intangible. As part of this agreement, CDC Software will receive warrants to purchase up to eight million shares of our common stock at a price of $0.10 per share. In addition, certain financial advisors have received warrants to purchase up to 400,000 shares of our common stock at a price of $0.10 per share. On November 1, 2002, we closed on the first $5 million of the total loan facility. We expect to close on the remaining $2 million of the total loan amount on or prior to December 31, 2002.

Although we believe that our current cash and cash equivalents and any net cash provided by operations will be sufficient to meet anticipated cash needs for the next twelve months, a revenue shortfall could require us to reduce operations or raise additional funds through equity or debt financings. We cannot assure you any equity or debt financing will be available to us on favorable terms, if at all, or that if available, such financing will not be dilutive to our stockholders. If we are unable to raise additional capital, we will take actions to conserve our cash balances, including significantly reducing our operating expenses, downsizing our staff and closing existing branch offices, all of which could have a material adverse effect on our business, financial condition and our ability to reduce losses or generate profits.

Variations in our quarterly operating results due to such factors as changes in demand for our products and changes in our mix of revenues may cause our stock price to decline.

We expect our quarterly operating results to fluctuate. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock price. Our short-term expense levels are relatively fixed and are based on our expectations of future revenues. As a result, a reduction in revenue in a quarter may harm our operating results for that quarter. In the past, our operating results have fallen below the expectations of market analysts and investors. If we fall short of market expectations in future quarters, the price of our common stock may fall. Factors that may cause our operating results to fluctuate on a quarterly basis are as follows:

•	varying size, timing and contractual terms of orders for our products;
•	lengthy sales cycles associated with our products;
•	changes in the mix of revenue attributable to higher-margin product license revenue as opposed to lower-margin service revenue;
•	customers’ decisions to defer orders or implementations, particularly large orders or implementations, from one quarter to the next;
•	announcements or introductions of new products by our competitors;
•	our ability to hire, train and retain sufficient engineering, consulting, training and sales staff; and
•	subcontracting to more expensive consulting organizations to help provide implementation, support and training services when our own capacity is constrained.

A slowing economy and reductions in information technology spending may negatively affect our revenues.

Our revenues may be negatively affected by the increasingly uncertain economic conditions both in the market generally and in our industry. If the economy continues to slow, some companies may reduce their budgets for spending on information technology and business software. As a consequence, our sales cycle may become longer with some customers, and other prospective customers may postpone, reduce, or even forego the purchase of our products and services, which could negatively affect our revenues.

We have transferred from the Nasdaq National Market to the SmallCap Market, and we may be subject to delisting altogether.

In August 2002, we received a notification from The Nasdaq Stock Market that we are out of compliance with the minimum bid price requirement of $1.00 per share set forth in Marketplace Rule 4450(a)(5). Therefore, our common stock is subject to delisting from The Nasdaq National Market. We determined to transition to the Nasdaq SmallCap Market, which would extend the period for which we would be able to regain compliance with the minimum price requirement. In September 2002, Nasdaq informed us that it has approved our application to list Sagent’s common stock on the Nasdaq SmallCap Market. In November 2002, Nasdaq notified us that we met the initial listing criteria for the SmallCap Market, other than minimum bid price, and that we have until May 6, 2003 to regain compliance with the minimum bid price requirement. We may pursue a reverse stock-split or other measures in an effort to regain compliance.

In the event our shares are delisted from the Nasdaq SmallCap Market, we will attempt to have our common stock traded on the Nasdaq Over-The Counter Bulletin Board. If our common stock is delisted, it would seriously limit the liquidity of our common stock and impair our potential to raise future capital through the sale of our common stock, which could have a material adverse effect on our business. Delisting could also reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically, and may have an adverse effect on the trading price of our common stock. Delisting could also adversely affect relationships with vendors and customers.

We restated a portion of our financial results for 2001.

On November 28, 2001, we announced that we were revising our reported revenues for the first nine months of 2001, as a result of an internal investigation into the validity of sales orders to various government agencies. Our investigation confirmed that sales orders totaling approximately $5.0 million booked by one of our employees were forged. As a result, we filed Form 10-Q/A’s for the periods ended March 31, 2001 and June 30, 2001 with financial statements restated to remove the effect of the invalid sales orders.

As a result of the restatement, Sagent has been named in shareholder lawsuits. These lawsuits could seriously harm our business and financial condition. In particular, the lawsuits could harm our relationships with existing customers and our ability to obtain new customers. The continued defense of the lawsuits also could result in the diversion of our management’s time and attention away from business operations, which could harm our business. Negative developments with respect to the lawsuits could cause our stock price to decline significantly. In addition, although we are unable to determine the amount, if any, that we may be required to pay in connection with the resolution of these lawsuits by settlement or otherwise, the size of any such payment could seriously harm our financial condition. The complaints generally allege that we and the other named defendants made false or misleading statements of material facts about our financial results during 2001. The complaints, in general, do not specify the amount of damages that plaintiffs seek. As a result, we are unable to estimate the possible range of damages that might be incurred as a result of the lawsuits. We have not set aside any financial reserves relating to potential damages associated with any of these lawsuits.

Enterprise intelligence software markets may not grow.

Since all of our revenues are attributable to the sale of enterprise intelligence software and related maintenance, consulting and training services, if the market for enterprise intelligence software does not grow, our business will not grow. We expect enterprise intelligence software and services to account for substantially all of our revenue for the foreseeable future. Although demand for enterprise intelligence software has grown in recent years, the market may not continue to grow or, even if the market does grow, businesses may not adopt our products.

If we fail to expand our direct and indirect sales channels, we will not be able to increase revenues.

In order to grow our business, we need to increase market awareness and sales of our products and services. To achieve this goal, we need to increase both our direct and indirect sales channels. If we fail to do so, this failure could harm our ability to increase revenues. We currently receive a significant portion of our revenues from direct sales, but we intend to increase sales through indirect sales channels in the future.

We intend to derive revenues from indirect sales channels by selling our software through value-added resellers (VARs) and original equipment manufacturers (OEMs). These VARs and OEMs offer our software products to their customers together with consulting and implementation services or integrate our software solutions with other software. Our ability to increase our revenues is dependent on entering into relationships with these VARs and OEMs.

We expect as part of our strategy to increase international sales principally through both direct and indirect sales. Our ability to develop and maintain direct and indirect channels will significantly affect our ability to penetrate international markets.

Pending litigation could harm our business.

During the last two years, Sagent has been the subject of several shareholder lawsuits, which are still pending. In addition, the members of our board of directors have been the subjects of derivate lawsuits alleging breaches of their fiduciary duties to Sagent. More recently, as the result of the restatement by Sagent of its financial results for portions of 2001, Sagent has been named in additional shareholder lawsuits. These lawsuits could seriously harm our business and financial condition. In particular, the lawsuits could harm our relationships with existing customers and our ability to obtain new customers. The continued defense of the lawsuits could also result in the diversion of our management’s time and attention away from business operations, which could harm our business. The lawsuits could also have the effect of discouraging potential acquirers from bidding for us or reducing the consideration they would otherwise be willing to pay in connection with an acquisition. In addition, although we are unable to determine the amount, if any, that we may be required to pay in connection with the resolution of these lawsuits by settlement or otherwise, the size of any such payment could seriously harm our financial condition.

We have a relatively new management team and there is no guarantee that they will be successful in growing our business.

Our management team has not been with us for a significant length of time. In July 2002, Ben Barnes, our President and Chief Executive Officer stepped down, and Andre Boisvert, our Chairman, assumed the role of Interim CEO. Also in July 2002, Steven R. Springsteel, our Chief Financial Officer, was appointed to serve the additional role of Chief Operating Officer. Mr. Springsteel, our Chief Financial Officer, joined us in November 2001. These employees serve “at-will” and may elect to pursue other opportunities at any time. If our management team is unable to work effectively together to accomplish our business objectives, our ability to grow our business could be severely impaired.

Recent terrorist and military activities could adversely affect our business.

The terrorist attacks in New York and Washington, D.C. on September 11, 2001 disrupted commerce throughout the United States and Europe. In response to such attacks, the United States may actively use military force to pursue those behind these attacks and initiating broader actions against global terrorism. The continued threat of terrorism within the United States and Europe, the escalation of military action and heightened security measures in response to such further threats may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in further reductions in capital expenditures or spending on information technology, longer sales cycles, deferral or delay of customer orders, or an inability to effectively market our products, our revenues would decline, which would materially and adversely affect our business and results of operations.

General economic conditions may harm our business.

We have become increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. Because of the recent economic slowdown in the United States and in Europe, and the terrorist events of September 11, companies in many industries are delaying or reducing technology purchases. We experienced the impact of the September 11 events in the third and fourth quarters of 2001 and the recent economic slowdown in 2001 and the three quarters of 2002 with reductions in capital expenditures by our end-user customers, longer sales cycles, deferral or delay of purchase commitments for our products and increased price competition. As a result, if the current economic conditions in the U.S. and Europe continue or worsen, or if a wider or global economic slowdown occurs, we may fall short of our revenue expectations for the fourth quarter of 2002 or for the entire year. These conditions would negatively affect our business and results of operations.

If we do not keep pace with technological change, our products may be rendered obsolete and our business may fail.

Our industry is characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements and emerging industry standards. In order to achieve broad customer acceptance, our products must be compatible with major software and e-commerce applications and operating systems. We must continually modify and enhance our products to keep pace with changes in these applications and systems. If our products were to be incompatible with popular new systems or applications, our business would be significantly harmed. In addition, the development of entirely new technologies replacing existing software could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete.

Delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products to purchase those of our competitors.

Our markets are highly competitive and competition could harm our ability to sell products and services and reduce our market share.

Competition could seriously harm our ability to sell additional software and maintenance and support renewals on prices and terms favorable to us. Additionally, if we cannot compete effectively, we may lose market share. The markets for our products are intensely competitive and subject to rapidly changing technology. We compete against providers of decision support software, data warehousing software and enterprise application software. We also compete with providers of e-Business software, which allows for the electronic delivery of products and services that enable commerce among businesses and end users. Companies in each of these areas may expand their technologies or acquire companies to support greater enterprise intelligence functionality and capability, particularly in the areas of query response time and the ability to support large numbers of users. We may also face competition from vendors of products and turnkey solutions for e-Business applications that include Internet based information functionality.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

We rely, in part, on equity incentives to attract and retain employees, and the performance of our stock price may impair our ability to attract and retain qualified personnel.

The market price of our common stock has fluctuated substantially since our initial public offering in April 1999, and has experienced significant declines since the first quarter of 2000. We have relied historically on our ability to attract and retain employees using equity incentives, and any perception by potential or existing employees that our equity incentives are less attractive could harm our ability to attract and retain qualified employees.

We rely on marketing, technology and distribution relationships that may generally be terminated at any time, and if our current and future relationships are not successful, our growth may be limited.

We rely on marketing and technology relationships with a variety of companies that, in part, generate leads for the sale of our products. These marketing and technology relationships include relationships with:

•	System integrators and consulting firms;
•	Vendors of e-commerce and Internet software;
•	Vendors of software designed for customer relationship management or for management of organizations’ operational information;
•	Vendors of key technology and platforms;
•	Demographic data providers; and
•	An application service provider and an Internet hoster.

If we cannot maintain successful marketing and technology relationships or cannot enter into additional marketing and technology relationships, we may have difficulty expanding the sales of our products and our growth may be limited.

If we lose key licenses we may be required to develop or license alternatives, which may cause delays or reductions in sales.

We rely on third-party technologies, and if we are unable to use or integrate these technologies, our product and service development may be delayed.

Sagent relies on MainWin from MainSoft to deliver the Solaris versions of the Data Load, Data Access, and WebLink Servers. MainWin is the Windows API ported to Sun Solaris. In addition, Visual Basic for Applications has been embedded in Design Studio and Information Studio to allow customization. We rely on interfaces from Microsoft and Crystal Decisions to integrate Microsoft Excel and Crystal Reports as display options in Design Studio, Information

Studio, and WebLink. The Opalis Robot from Opalis provides the basis for the Sagent Automation tool. Automation is a dependency-scheduling tool with extensive integration with operating system level tasks. Opalis may not provide a stable Solaris version in the timeframe expected by our customers. The DirectLink for R/3 product we offer to connect to SAP is based on metadata browsing technology and pool table connectivity from Server Enterprises. DirectLink for Mainframes, which provides connectivity to mainframe data sources, is enabled by technologies from Striva and Cross Access.

Failure of commercial users to accept internet solutions could limit our future growth.

A key element of our strategy is to offer users the ability to access, analyze and report information from a data server through a Web browser. Our growth may be limited if businesses do not accept Internet solutions or perceive them to be cost-effective. Continued viability of the Internet depends on several factors, including the following:

•	Third parties’ abilities to develop new enabling technologies in a timely manner;
•	The Internet’s ability to handle increased activity;
•	The Internet’s ability to operate as a fast, reliable and secure network; and
•	Potential changes in government regulation.

Moreover, critical issues concerning the commercial use of the Internet, including data corruption, cost, ease of use, accessibility and quality of service, remain unresolved and may negatively affect commerce and communication on the Internet. These issues will need to be addressed in order for the market for our products and services to grow.

We have expanded our international operations but may encounter a number of problems in managing overseas operations, which could limit our future growth.

We may not be able to successfully market, sell, deliver and support our products and services internationally. Our failure to manage our international operations effectively could limit the future growth of our business. International sales represented approximately 36% and 37% of our total revenue for the three and nine months ended September 30, 2002. We conduct our international sales through local subsidiaries in the United Kingdom, Germany, France, Japan, Brazil, Mexico, the Benelux region, Australia and the Asia/Pacific region and through distributor relationships in South Africa and Italy. We are currently in the process of closing our Brazil office due to changes in our strategy. We expect this process to be completed by the end of 2002. The expansion of our existing international operations and entry into additional international markets will require management attention and significant financial resources. Because of the significant growth in international business, we benefit overall from a weaker dollar and are adversely affected by a stronger dollar relative to major currencies worldwide. Changes in exchange rates, and in particular a strengthening of the U.S. dollar, may unfavorably affect our consolidated sales and net income.

We have been, and may be subject to future, intellectual property infringement claims.

We may be subject, from time to time, to claims that we are infringing the intellectual property rights of others. Any litigation regarding intellectual property rights may be costly to defend or settle, and may divert the attention of our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. In December 2000, we settled an infringement claim brought by Timeline, Inc. Under the terms of the settlement, we paid Timeline $600,000 and issued 600,000 shares of our common stock to Timeline. We may be subject to similar or more costly claims in the future or may become subject to an injunction against use of our products. A successful claim of patent or other intellectual property infringement against us would have an immediate material adverse effect on our business and financial condition.

If we are unable to protect our intellectual property rights, this inability could weaken our competitive position, reduce our revenue and increase our costs.

Our success depends in large part on our proprietary technology. We rely on a combination of copyright, trademark and trade secrets, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, our competitive position may be harmed.

Other software providers could copy or otherwise obtain and use our products or technology without authorization. They also could develop similar technology independently which may infringe our proprietary rights. We may not be able to detect infringement and may lose a competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. The laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of the United States.

If we discover software defects we may have product-related liabilities, which may lead to loss of revenue or delay in market acceptance for our products.

Our software products are internally complex and may contain errors, defects or failures, especially when first introduced or when new versions are released. We test our products extensively prior to releasing them; however, in the past we have discovered software errors in some of our products after their introduction. Despite extensive testing, we may not be able to detect and correct errors in products or releases before commencing commercial shipments, which may result in loss of revenue or delays in market acceptance.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible that not all domestic and international jurisdictions will enforce these limitations. Although we have not experienced any product liability claims to date, we may encounter such claims in the future. Product liability claims, whether or not successful, brought against us could divert the attention of management and key personnel and could be expensive to defend.

We have anti-takeover defenses that could delay or prevent an acquisition of our company.

Provisions of our certificate of incorporation, bylaws, other agreements and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our board of directors could choose not to negotiate with an acquirer that it did not feel was in the strategic interests of our company. If the acquirer was discouraged from offering to acquire us, or prevented from successfully completing a hostile acquisition by the anti-takeover measures, you could lose the opportunity to sell your shares at a favorable price.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

The following table lists the selling stockholders and other information regarding their beneficial ownership of the shares of common stock.

Except for their ownership of common stock, none of the selling stockholders, other than CDC Software Corporation, Baruch and Shoshana Halpern, David Dohrmann, Stephen Davis and Thomas Schreck, have had any material relationship with us within the past three years. In 2002, Baruch Halpern and David Dohrmann, on behalf of Halpern Capital, acted as the placement agent for the private placement of (i) secured promissory notes with an aggregate principal amount of up $7 million and (ii) warrants to purchase up to 8 million shares of our common stock with CDC Software Corporation. Messrs. Halpern and Dohrmann are registered representatives of Halpern Capital, Inc., a registered broker-dealer. As compensation for their services, Halpern Capital received (i) a cash payment equal to 5% of the aggregate principal amount of the secured promissory notes and (ii) warrants to purchase up to 400,000 shares of our common stock, which such warrants were issued directly to Baruch and Shoshana Halpern (who are husband and wife) and David Dohrmann. Prior to joining Halpern Capital, Mr. Dohrmann served as our Vice President of Corporate Development from September 2000 to December 2001.

In 2001, Baruch Halpern and Stephen Davis, doing business as Halpern Capital, acted as the placement agent for the private placement of a total of 11,317,746 of shares of our common stock. Messrs Halpern and Davis were registered representatives of UVEST Investment Services, a registered broker-dealer. As compensation for the services of Messrs. Halpern and Davis, UVEST Investment Services received (i) a cash payment equal to 5% of the aggregate dollar amount placed by it in the private placement and (ii) warrants to purchase the number of shares of common stock equal to 5% of the total number of shares of common stock placed by it in the private placement, which a portion of these warrants were paid directly to Baruch and Shoshana Halpern (who are husband and wife) and Mr. Davis. In 2001, the Schreck Merchant Group, Inc., an entity of which Thomas Schreck is president and the sole stockholder, acted as placement agent for the private placement of 1,773,800 shares of our common stock. The Schreck Merchant Group, Inc. is a registered broker-dealer. As compensation for its services, the Schreck Merchant Group, Inc. received warrants to purchase 100,000 shares of common stock which warrants were paid directly to Mr. Schreck.

The second column lists, for each selling stockholder, the number of shares of common stock beneficially owned by that selling stockholder on December 10, 2002. For each selling stockholder, the number of shares of common stock listed in the second column includes shares of common stock which would have been issued to them assuming the exercise of warrants for the purchase of common stock issued to them.

The third column lists each selling stockholder’s portion of the 18,917,090 shares of common stock being offered by this prospectus. We cannot estimate the number of shares that will be held by the selling stockholders after the completion of this offering because the selling stockholders may decide to sell all, some or none of their shares from time to time.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned As of December 10, 2002(1)		Number of Shares of Common Stock Offered Hereby
CDC Software Corporation	8,000,000	(2)	8,000,000	(2)
Baruch & Shoshana Halpern	889,992	(3)	889,992	(3)
David Dohrmann	80,000	(4)	80,000	(4)
eGlobal Technology Services Holdings Limited	60,000		60,000
Timeline, Inc.	150,800		150,800
NFIB Employee Pension Trust(5)	86,000		86,000
Public Employee Retirement System of Idaho(5)	1,351,000		1,351,000
City of Milford Pension & Retirement Fund(5)	412,000		412,000
City of Stamford Firemen’s Pension Fund(5)	252,000		252,000
Asphalt Green, Inc.(5)	30,000		30,000
Dean Witter Foundation(5)	52,000		52,000
Lazar Foundation(5)	46,000		46,000
Roanoke College(5)	69,000		69,000
A. Carey Zesiger(5)	17,000		17,000
David Zesiger(5)	17,000		17,000
Andrew Heiskell(5)	79,000		79,000
Psychology Associates(5)	17,000		17,000
Meehan Foundation(5)	39,000		39,000
Domenic J. Mizio(5)	69,000		69,000
Morgan Trust Co. of the Bahamas Ltd. as Trustee U/A/D 11/30/93(5)	166,800		166,800
Susan Uris Halpern(5)	35,000		35,000
Wells Family LLC(5)	104,000		104,000
Albert L. Zesiger(5)	33,000		33,000
Barrie Ramsay Zesiger(5)	69,000		69,000
Donald and Dan-Thanh Devivo(5)	3,500		3,500
John J. & Catherine H. Kayola(5)	3,500		3,500
James F. Cleary(5)	3,500		3,500
21st Century Digital Industries Fund, L.P.	191,517		191,517
CRCK LLC	172,413		172,413
Special Situations Fund III, L.P.	481,600		481,600
Special Situations Cayman Fund, L.P.	163,400		163,400
Special Situation Private Equity Fund L.P.	594,310		594,310
Reedy Creek Investments LLC	1,724,137		1,724,137
Nick Farwell	75,000		75,000
Stephen Davis	59,670	(6)	59,670	(6)
Thomas Schreck	100,000	(7)	100,000	(7)
Castle Rock Partners, L.P.	979,184		979,184
Castle Rock Partners II, L.P.	52,558		52,558
Castle Rock Fund, Ltd.	1,427,563		1,427,563
Quantum Partners LDC	413,907		413,907
Philip W. Goldsmith IRA	25,000		25,000
One GT Associates	50,000		50,000
Perry Partners L.P.	80,163		80,163
Perry Partners International	191,576		191,576

Total	18,917,090		18,917,090

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of December 10, 2002 through the conversion or exercise of any security or other right.

(2)	Shares issuable upon exercise of outstanding warrants to purchase shares of our common stock.

(3)	Includes outstanding warrants to purchase 826,192 shares of our common stock.

(4)	Shares issuable upon exercise of outstanding warrants to purchase shares of our common stock.

(5)	Zesiger Capital Group LLC is the investment manager for the selling stockholder and consequently has voting power and investment discretion over the securities held by such selling stockholder.

(6)	Shares issuable upon exercise of outstanding warrants to purchase shares of our common stock.

(7)	Shares issuable upon exercise of outstanding warrants to purchase shares of our common stock.

PLAN OF DISTRIBUTION

We are registering the resale of shares of common stock on behalf of the selling stockholders. The selling stockholders may offer and resell the shares from time to time, either in increments or in a single transaction. They may also decide not to sell all the shares they are allowed to resell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Donees and Pledgees

The term “selling stockholders” includes donees, i.e., persons who receive shares from a selling stockholder after the date of this prospectus by gift. The term also includes pledgees, i.e., persons who upon contractual default by a selling stockholder may seize shares which the selling stockholder pledged to such person. If a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

Types of Sale Transactions

The selling stockholders may sell the shares in one or more types of transactions (which may include block transactions):

•	on the Nasdaq SmallCap Market or any other organized market or quotation system where the shares may be traded;
•	in the over-the-counter market;
•	in negotiated transactions;
•	through put or call option transactions;
•	through short sales; or
•	any combination of such methods of sale.

The shares may be sold at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have informed us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares. They have also informed us that no one is acting as underwriter or coordinating broker in connection with proposed sale of shares.

Costs and Commissions

We will not receive any proceeds from the sale of the selling stockholders and will bear all costs, fees and expenses incident to our obligation to register the shares of common stock. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares.

Sales to or through Broker-Dealers

The selling stockholders may conduct such transactions either by selling shares directly to purchasers, or by selling shares to, or through broker-dealers. Such broker-dealers may act either as an agent of a selling stockholder, or as a principal for the broker-dealer’s own account. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

Deemed Underwriting Compensation

The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities under the Securities Act.

Prospectus Delivery Requirements

Because they may be deemed to be underwriters, the selling stockholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This might include delivery through the facilities of the Nasdaq National Market in accordance with Rule 153 of the Securities Act. We have informed the selling stockholders that their sales in the market may be subject to the antimanipulative provisions of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

State Requirements

Some states required that any shares sold in that state may only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that an exemption exists from the registration or qualification requirement and that the exemption or qualification requirements have been complied with.

Sales under Rule 144

Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, they must meet the criteria and conform to the requirements of Rule 144.

Distribution Arrangements with Broker-Dealers

If a selling stockholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through

•	a block trade,
•	special offering,
•	exchange distribution or secondary distribution, or
•	a purchase by a broker or dealer,

we will then file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

The supplement will disclose

•	the name of each such selling stockholder and of the participating broker-dealer(s),

•	the number of shares involved,
•	the price at which such shares are sold,
•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,
•	that such broker-dealer(s) did not conduct any investigation to verify the information in this prospectus, and
•	any other facts material to the transaction.

The SEC may deem the selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be “underwriters” within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling stockholder has purchased the shares of our common stock in the ordinary course of its business, and at the time the selling stockholder purchased the shares of common stock, it was not a party to any agreement or other understanding to distribute the shares, directly or indirectly.

UNDER THE EXCHANGE ACT, ANY PERSON ENGAGED IN THE DISTRIBUTION OF THE SHARES OF COMMON STOCK MAY NOT SIMULTANEOUSLY ENGAGE IN MARKET-MAKING ACTIVITIES WITH RESPECT TO THE COMMON STOCK FOR FIVE BUSINESS DAYS PRIOR TO THE START OF THE DISTRIBUTION. IN ADDITION, EACH SELLING STOCKHOLDER AND ANY OTHER PERSON PARTICIPATING IN A DISTRIBUTION WILL BE SUBJECT TO THE EXCHANGE ACT, WHICH MAY LIMIT THE TIMING OF PURCHASES AND SALES OF COMMON STOCK BY THE SELLING STOCKHOLDER OR ANY SUCH OTHER PERSON.

LEGAL MATTERS

The validity of the shares offered pursuant to this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Arthur Schneiderman, a member of Wilson Sonsini Goodrich & Rosati, is our secretary. Mr. Schneiderman is also a holder of our common stock.

EXPERTS

The consolidated financial statements and related financial statement schedule of Sagent Technology, Inc. as of and for the years ended December 31, 2001 and 2000, have been incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Sagent Technology, Inc. for the year ended December 31, 1999 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus and refer you to the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2001, filed with the Commission on April 1, 2002, pursuant to the Exchange Act;

•	our definitive proxy statement on Schedule 14A for our 2002 annual meeting of stockholders, filed with the Commission on May 29, 2002, pursuant to the Exchange Act;

•
our quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, filed with the Commission on May 15, 2002, August 14, 2002 and November 14, 2002, respectively, pursuant to the Exchange Act;

•
the description of our common stock to be offered hereby is contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission (the “Commission”) on January 29, 1999 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description; and

•
any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the filing of a post-effective amendment that indicates that all shares offered have been sold or which deregisters all shares then remaining unsold.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our company and the common stock. You may request a copy of these filings at no cost. Please direct your requests to:

Investor Relations
Sagent Technology, Inc.
800 West El Camino Real, Suite 300
Mountain View, CA 94040
(650) 815-3100, ext. 3278

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$162
Legal Fees and Expenses	15,000
Accounting Fees and Expenses	7,500
Miscellaneous	5,000

Total	$27,662

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“Delaware Law”) permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article IX of the Registrant’s Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware Law.

Article VI of the Registrant’s Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant’s Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 16. Exhibits

Exhibit Number		Document
4.1	*	Form of Registrant’s Common Stock Certificate.

4.2	*	Sixth Amended and Restated Registration Rights Agreement, dated as of February 24, 1998, between the Registrant and the parties named therein.

4.3	*	Common Stock Registration Rights Agreement, dated as of September 14, 1998, between the Registrant and Robert Hawk.

4.4	**	Common Stock Rights Agreement, dated February 15, 2001, between the Registrant and the parties named therein.

4.5	**	Registration Rights Agreement, dated January 19, 2001, between the Registrant and eGlobal Technology Holding Limited.

4.6	***	Common Stock Rights Agreement, dated July 23, 2001, between the Registrant and the parties named therein.

4.7		Investor’s Rights Agreement, dated November 1, 2002, between the Registrant and CDC Software Corporation.

Exhibit Number	Document

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to the legality of the securities being registered.

10.1	Note and Warrant Purchase Agreement, dated October 24, 2002, between the Registrant and CDC Software Corporation.

10.2	Security Agreement, dated October 24, 2002, between the Registrant and CDC Software Corporation.

10.3	Secured Promissory Note, dated November 1, 2002, issued by Registrant to CDC Software Corporation.

10.4	Warrant, dated November 1, 2002, issued by Registrant to CDC Software Corporation.

10.5	Secured Promissory Note, dated December 31, 2002, issued by Registrant to CDC Software Corporation.

10.6	Warrant, dated December 31, 2002, issued by Registrant to CDC Software Corporation.

23.1	Consent of KPMG LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (See page II-4).

*
Previously filed as an exhibit to Registrant’s Registration Statement on Form S-1 (File No. 333-71369), declared effective by the Securities and Exchange Commission on April 14, 1999, and incorporated herein by reference.

**	Previously filed as an exhibit to Registrant’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 6, 2001.

***	Previously filed as an exhibit to Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 7, 2001.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on December 31, 2002.

SAGENT TECHNOLOGY, INC.

By:	/s/ ANDRE BOISVERT
Andre Boisvert Chairman and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Sagent Technology, Inc. hereby constitute each of Andre Boisvert and Steven Springsteel our true and lawful attorney-in-fact, with full power of substitution, to sign for us and in our names in the capacities indicated below the registration statement filed herewith and any and all amendments to said registration statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Sagent Technology, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ANDRE BOISVERT (Andre Boisvert)	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	December 31, 2002

/s/ STEVEN R. SPRINGSTEEL (Steven R. Springsteel)	Chief Operating Officer, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	December 31, 2002

/s/ ALI JENAB (Ali Jenab)	Director	December 31, 2002

/s/ IRV LICHTENWALD (Irv Lichtenwald)	Director	December 31, 2002

/s/ JOHN E. ZICKER (John E. Zicker)	Director	December 31, 2002

INDEX TO EXHIBITS

Exhibit Number		Document
4.1	*	Form of Registrant’s Common Stock Certificate.

4.2	*	Sixth Amended and Restated Registration Rights Agreement, dated as of February 24, 1998, between the Registrant and the parties named therein.

4.3	*	Common Stock Registration Rights Agreement, dated as of September 14, 1998, between the Registrant and Robert Hawk.

4.4	**	Common Stock Rights Agreement, dated February 15, 2001, between the Registrant and the parties named therein.

4.5	**	Registration Rights Agreement, dated January 19, 2001, between the Registrant and eGlobal Technology Holding Limited.

4.6	***	Common Stock Rights Agreement, dated July 23, 2001, between the Registrant and the parties named therein.

4.7		Investor’s Rights Agreement, dated November 1, 2002, between the Registrant and CDC Software Corporation.

5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to the legality of the securities being registered.

10.1		Note and Warrant Purchase Agreement, dated October 24, 2002, between the Registrant and CDC Software Corporation.

10.2		Security Agreement, dated October 24, 2002, between the Registrant and CDC Software Corporation.

10.3		Secured Promissory Note, dated November 1, 2002, issued by Registrant to CDC Software Corporation.

10.4		Warrant, dated November 1, 2002, issued by Registrant to CDC Software Corporation.

10.5		Secured Promissory Note, dated December 31, 2002, issued by Registrant to CDC Software Corporation.

10.6		Warrant, dated December 31, 2002, issued by Registrant to CDC Software Corporation.

23.1		Consent of KPMG LLP.

23.2		Consent of PricewaterhouseCoopers LLP.

23.3		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1		Power of Attorney (See page II-4).

*
Previously filed as an exhibit to Registrant’s Registration Statement on Form S-1 (File No. 333-71369), declared effective by the Securities and Exchange Commission on April 14, 1999, and incorporated herein by reference.

**	Previously filed as an exhibit to Registrant’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 6, 2001.
***	Previously filed as an exhibit to Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 7, 2001.